SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Teton Advisors, Inc.

(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

88165Y 200
(CUSIP Number)

Bruce N. Alpert
Teton Advisors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-7732
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ February 9, 2009_______________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 88165Y 200
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Bruce N. Alpert
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 60,242 (Item 5)
	: 8 : : :	Shared voting power NONE
	: 9 : : :	Sole dispositive power 60,242 (Item 5)
	:10 : : :	Shared dispositive power NONE
11	Aggregate amount beneficially owned by each reporting person 60,242 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 9.61%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (the “Class A Common Stock”) of Teton Advisors, Inc., a Delaware corporation (“Teton”).  The address of the principal executive offices of Teton is One Corporate Center  Rye, New York 10580-1435.

Item 2.                                Identity and Background
(a)   This statement is being filed by Bruce N. Alpert (the “Reporting Person”).
(b)   The Reporting Person’s business address is One Corporate Center, Rye, New York 10580.
(c)   The Reporting Person is the Chairman and a director of Teton, Senior Vice President of GAMCO Investors, Inc., Vice President of Gabelli & Company, Inc., and Executive Vice President and Chief Operating Officer of Gabelli Funds, LLC, each having its principal office at One Corporate Center, Rye, New York 10580.
(d)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)   During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.   On April 24, 2008, the Securities and Exchange Commission (the "Commission") filed a civil action against the Reporting Person in which the Commission is seeking, among other things, an injunction against the Reporting Person from future violations of certain provisions of the federal securities laws.
(f)           The Reporting Person is a citizen of the United States of America.

Item 3.                                Source and Amount of Funds or Other Consideration
In December 2001, the Reporting Person purchased 4,242 shares of Class A Common Stock at $5 per share, for a total amount of $21,210.  On January 23, 2009, the Reporting Person converted 56,000 shares of Class B Common Stock of Teton into 56,000 shares of Class A Common Stock, pursuant to the conversion rights of the Class B Common Stock.

Item 4.                                Purpose of Transaction

All shares of Class A Common Stock owned by the Reporting Person were acquired for personal investment purposes.  As a director and Chairman of Teton, the Reporting Person regularly exercises management control over Teton.  The Reporting Person will continuously assess Teton’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for Teton’s securities in particular, other developments and other investment opportunities.  Depending on such assessments, the Reporting Person may acquire additional Common Stock or other securities or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock.
Other than as described in this Schedule 13D, the Reporting Person does not have any present plan or proposal which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest In Securities Of The Issuer
(a), (b)                      The Reporting Person beneficially owns 60,242 shares, or 9.61%, of Class A Common Stock.  As of February 9, 2009, there were 626,594 shares of Class A Common Stock outstanding.  The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Class A Common Stock.
(c)           Except as set forth in Item 3 of this Schedule 13D, within the last 60 days, no other transaction in shares of Class A Common Stock was effected by the Reporting Person.
(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common Stock.
(e)           Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as otherwise set forth in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of Teton.

Item 7.                      Material to be Filed as Exhibits.
None.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                      February 19, 2009

                    By:   /s/ Bruce N. Alpert
                       Bruce N. Alpert